Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes thereto. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many important factors, our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements. All amounts included herein with respect to the six months ended June 30, 2026 and 2025 are derived from our unaudited interim condensed consolidated financial statements in this filing. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are an enterprise software solution services provider headquartered in Hong Kong. We conduct operations through our Operating Subsidiary in Hong Kong, Wching HK. We provide customized software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and “white-label” software design and development services. Our mission is to empower our customers and users, in particular, SMBs, to accelerate their digital transformation, optimize productivity, improve customer experiences, and enable resource-efficient growth with our low-cost, user-friendly, reliable and integrated all-in-one Enterprise Resource Planning (“ERP”) software solutions.

We believe that SMBs are, and will continue to be, a vital component of the economy. However, we have observed that most SMBs rely on antiquated, laborious, inefficient processes or software systems to manage and execute most of their back-office and front-office operational functions. To compete effectively, we believe SMBs require modern integrated software solutions that can automate and streamline operational functions to reduce costs and allow them to focus on higher value-added activities.

We focused on innovation, agility, and reliability, enabling us to adapt to our customers’ needs, deliver user-friendly software solutions and services and develop a comprehensive portfolio of integrated solutions. Our ERP solutions, together with our proprietary software technology, are engineered to enable SMBs of different business models, scales of operations, and needs, in their day-to-day business activities, to support back-office and front-office functions, such as finance and accounting, procurement, manufacturing, inventory management, order management, warehouse management, supply chain management, Customer Relationship Management (“CRM”), professional services automation, project and file management, human resources management, e-commerce, and marketing automation. Our portfolio of software and applications modules also allows our customers and users to scale up and customize to meet specific business and operation needs.

Our total revenues decreased by approximately US$527,637 or 44.1% to approximately US$669,929 for the six months ended June 30, 2026 from approximately US$1,197,566 for the six months ended June 30, 2025. Our net loss for the six months ended June 30, 2025 and 2026, were US$2,965,109 and US$1,406,599, respectively.

Key Factors Affecting Our Results of Operations

We believe our future performance will depend on many factors, including the following:

Continued growth of e-commerce globally

The market for SaaS solutions has been experiencing a consistent and substantial increase in demand among SMBs. Factors such as cost-effectiveness, scalability, and streamlined operations have contributed to the growing popularity of SaaS solutions. By leveraging cloud-based technologies, companies can access a wide range of software applications and services without the need for extensive infrastructure investments.

As an enterprise software solution services provider in Hong Kong, we are well-positioned to capitalize on this growing trend. We anticipate attracting a larger customer base and expanding our platform as more enterprises recognize the benefits of adopting SaaS solutions. Our revenue model in MR. CLOUD, which is based on subscription fees, is related to the growth of the demand among SMBs. As the demand for SaaS solutions continues to rise, driven by the increasing need for efficient and cost-effective software services, we are confident in the sustained growth of our business.

Enhancing our software platform

We recognize the importance of continuously improving our offerings to meet the evolving needs of our clients. In the second half of 2026, we plan to enhance our proprietary cloud-based SaaS ERP software platform, MR. CLOUD. The development of new modules for MR. CLOUD will require a further investment of resources. The successful execution of this expansion and effective monetization of the new modules will depend on various factors, including securing sufficient capital for innovation, implementing effective marketing strategies, navigating competition, establishing competitive pricing, and ensuring our valued clients’ satisfaction and continued subscription. Our commitment lies in pushing the coverage of our software platform to deliver a greater diversity of solutions and services to our clients.

Retention and growth of our existing customers

Our current business and long-term revenue growth rely on the retention and expansion of our existing customer base. We will continue implementing updates and maintenance of our platform to maintain our platform capabilities to maximize customer satisfaction and retention. By consistently improving platform performance based on customer feedback, we aim to ensure high satisfaction, which is crucial for retaining and growing our customer base.

Our technical support team aims to consistently offer clear instructions, tutorials, and resources to help customers start using our software and platform quickly and effectively. We consider a positive onboarding experience sets the foundation for long-term customer satisfaction and reduces the likelihood of churn. Our sales team will continue implementing cross-selling and upselling strategies to increase the average revenue per customer. We will keep tracking the percentage of customers who adopt additional products or upgrade their existing plans.

Acquisition of new customers

Increasing our customer base is important to our continued revenue growth. Establishing a robust brand presence and implementing highly effective marketing strategies are essential for attracting new customers. To maximize our organic visibility, we will consistently optimize our website and content to enhance search engine rankings, thereby increasing our online visibility and reach. Additionally, we will leverage paid advertising platforms like Google Ads and social media advertising to precisely target relevant keywords, demographics, and interests. By leveraging data-driven advertising campaigns, we can quantitatively measure and optimize our marketing efforts to drive higher conversion rates and effectively reach our target audience. These strategies will enable us to efficiently acquire new customers and achieve sustainable revenue growth in line with our business objectives.

To drive customer acquisition, we plan to implement a referral program to encourage our existing customers to refer others to MR. CLOUD. By providing incentives for successful referrals, we leverage the power of word-of-mouth marketing to generate valuable leads and attract new customers. Additionally, we intend to offer free trials or freemium versions of our platform, allowing potential customers to experience the value and functionality of our solutions firsthand. This risk-free opportunity enables prospects to assess the benefits and suitability of our software for their specific needs, increasing the likelihood of conversion.

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Expanding into new markets

We intend to expand into new international markets, focusing on those with low digital adoption and growing usage of software solutions. We will conduct thorough market research, analyzing factors such as market size, growth potential, competitive landscape, regulatory environment, and customer needs in each market to identify potential target markets that align with MR. CLOUD offerings. We will invest in our sales force to identify strategic partners in the potential markets to accelerate our entry and gain access to the potential customer base. By collaborating with local system integrators, resellers, or technology partners who have established networks and expertise in the market, such partnerships can help us navigate local business practices and increase our market reach.

Continued investments in innovation and growth

Investments in innovation are pivotal factors that significantly influence the results of operations for our software solution services provider in Hong Kong. We intend to continue to invest in research and development to build new capabilities and maintain the core technology underpinning our white-labelled software design and development services. In addition, we expect to increase investment in sales and marketing to broaden our reach with new clients and abroad and deepen our penetration with existing clients. We are increasing our general and administrative spending to support our growing operations and prepare for operating as a public company. With our revenue growth objectives, we expect to continue to make such investments for the foreseeable future.

Basis of Presentation

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and financial reporting requirements under the SEC rules. They include the financial statements of the Company and its subsidiaries. All transactions and balances among these entities have been eliminated upon consolidation.

Critical Accounting Policies, Judgments and Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities as at the date of the unaudited condensed consolidated financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the unaudited condensed consolidated financial statements include allowance for expected credit losses, the useful lives of property and equipment and intangible assets, and interest rate of lease, impairment assessment of property and equipment and intangible assets. Actual results may differ from these estimates.

We believe the following critical accounting policies reflect the more significant judgments and estimates we used in the preparations of our unaudited condensed consolidated financial statements.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”). The Company derives revenue principally from the provision of customized software solutions based on customers’ specifications, white labelled software design and development services and MR. CLOUD SaaS platform subscription services to SMBs customers. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have written agreements with its customers and revenue on oral or implied arrangements is generally not recognized. The Company recognizes revenue based on the consideration specified in the applicable agreement.

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Revenue from contracts with customers is recognized using the following five steps:

1.	identify the contract(s) with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price;

4.	allocate the transaction price to the performance obligations in the contract; and

5.	recognize revenue when (or as) the entity satisfies a performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The service offerings by the Company mainly comprise the following:

(a) Customized software solutions

The Company is engaged to provide a wide range of customized IT software including desktop software development service, website and mobile application development services. The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The Company designs software and system based on clients’ specific needs which require the Company to perform services including design, development, and integration. These services also require significant customization. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers. The duration of the development period is short, usually less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once customized software delivered.

Additionally, the Company provides product warranty on customized IT software for a period of 90 days from delivery of such software. The warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that the software will function as expected and comply with agreed-upon specifications. The Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary. There is no maintenance attached in the contract.

The Company provides technical support service to the customer subsequent to the transfer of customized IT software for a period of time, typically 90 days from delivery of such software. The Company provides the technical support services at no additional consideration, the transaction price of the contract is allocated to customized IT software and technical support service by reference to their standalone price estimated using a residual approach. The standalone price of technical support services is considered to be minimal as the Company has not had to provide significant technical support services to date for our platform, no transaction price is allocated to technical support services for the six months ended June 30, 2025 and 2026.

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(b) White label software

The Company provides self-developed software as “White label” products to corporate customers. White label software is software that is sold unbranded, that their own branding can be added and then the software can be resold by accessing to the software as if the corporate customers developed it. Similar to customized software solutions, the Company is engaged by the customer to provide white label software and the customer is able to customize the white label software/application and integrate custom features into the default white label applications and software per their needs. Revenue from white label software is recognized when the relevant services have been rendered. The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted the white label software by the customer. The duration of the development period is short, usually less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once white label product delivered.

Additionally, the Company provides product warranty on white label services for a period of 90 days from delivery of such software. The warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that the software will function as expected and comply with agreed-upon specifications. The Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary. There is no maintenance attached in the contract.

The Company provides technical support service to the customer subsequent to the transfer of white label software for a period of time, typically 90 days from delivery of such software. The Company provides the technical support services at no additional consideration, the transaction price of the contract is allocated to white label software and technical support service by reference to their standalone price estimated using a residual approach. The standalone price of technical support services is considered to be minimal as the Company has not had to provide significant technical support services to date for our platform, no transaction price is allocated to technical support services for the six months ended June 30, 2025 and 2026.

(c) Subscription services

The Company provides SaaS digital business management software services through subscription which includes the right to use the MR. CLOUD ERP software and continuous technical support services such as upgrading applications and fixing the minor bugs to SMBs. MR. CLOUD is a cloud-based software delivery model to develop, deliver, and maintain a variety of ERP software and applications modules in a single platform, including human resources management, project and file management, email and marketing automation, financial and accounting, quotation and invoice management, inventory management, group messenger and customer relationship management, merging all of customers’ business processes on a single platform instead of having a different software and applications for each function of its business. Customer who subscribes to the service plan logs in to their accounts to use the subscribed service over the internet or mobile on a clouded basis.

The Company enters into a distinct and fixed-fee contract with its customers as a principal for the provision of SaaS digital business management software services on subscription basis. Pursuant to the contracts, the Company requires to provide a series of digital business management applications online either being accessed on web or mobile over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically one year. There is no variable consideration in the transaction price. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The subscription services contracts typically include a single performance obligation. There will be an update or upgrade of the MR. CLOUD ERP system when necessary and which can be utilized by existing customers automatically for the new functions during their contract period. There is no additional consideration for the update or upgrade of the software and the additional costs for the updates and upgrades were charged to statements of operations directly in the period incurred. The transaction price of the contract is allocated to the remaining contract period from the date of the upgraded software available for customers to use. No significant costs were incurred to update or upgrade the software during the six months ended June 30, 2025 and 2026. There is no maintenance services attached in the contract.

The revenue from subscription services is recognized over the contract term as clients receive and consume benefits of such services as provided. Accordingly, the Company recognizes revenues from subscription services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

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Accounts receivable, net

Accounts receivable mainly represent amounts due from customers for provision of customized software solutions and cloud-based SaaS services from subscription which are recorded net of allowance for the Company’s expected credit losses. The Company generally grant credit terms of 90 days to the clients. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends and future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. Accounts receivables are written off after all collection efforts have ceased. As of December 31, 2025 and June 30, 2026, allowance for expected credit losses was US$308,071 and US$394,045, respectively.

Lease

ASC 842 supersedes the lease requirements in ASC 840 “Leases,” and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases in the Company and its subsidiaries (“Group”) are accounted for as operating leases.

We determine if an arrangement is a lease at inception. On our balance sheet, our corporate office lease is included in operating lease right-of-use (ROU) asset, current portion of operating lease liability and operating lease liability, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the unaudited condensed consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

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The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the six months ended June 30, 2025 and 2026, the Group did not have any impairment loss against its operating lease right-of-use assets.

Income taxes

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

Victory Hero is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Wching HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$255,000, and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$255,000). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Wching SZ is incorporated in PRC and is subject to the Enterprise Income Tax Law of Mainland China and its implementation rules, enterprises are generally subject to an enterprise income tax (“EIT”) rate of 25%. However, certain qualified enterprises that meet the criteria as small low-profit enterprises may be eligible for preferential tax treatment. Pursuant to the preferential tax policies for small low-profit enterprises issued by the PRC government, for the period from January 1, 2023 to December 31, 2027, the portion of annual taxable income of a qualified small low-profit enterprise not exceeding RMB3 million is eligible for a reduced effective tax rate. Specifically, 25% of such taxable income is deemed taxable and subject to the reduced EIT rate of 20%, resulting in an effective tax rate of 5% on that portion of taxable income.

For the six months ended June 30, 2025 and 2026, the Company generated substantially all of its taxable income in the Hong Kong. The tax expenses recorded in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Recently issued accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the unaudited condensed consolidated financial statements, “Summary of Significant Accounting Policies and Practices.”

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Results of Operations

The following table sets forth a summary of the unaudited condensed consolidated results of operations of us for the periods indicated:

	Six months ended June 30,
	2025	2026
	US$	US$
REVENUES
Customized software solutions	627,753	581,537
White label software	487,013	—
Subscription services	82,800	88,392
TOTAL REVENUES	1,197,566	669,929
COST OF REVENUES	410,120	631,470
GROSS PROFIT	787,446	38,459

OPERATING EXPENSES
Marketing development expenses	2,172,328	921,054
Staff costs and employee benefits	1,157,415	72,654
Rental and office expenses	46,969	29,754
Legal and professional fees	577,576	417,989
Depreciation	14,517	14,458
Others	76,561	92,347
TOTAL OPERATING EXPENSES	4,045,366	1,548,256

LOSS FROM OPERATIONS	(3,257,920)	(1,509,797)

OTHER (EXPENSES) INCOME
Interest income	541	194
Interest expense	(6,359)	(5,588)
Investment loss	(276)	(89)
Other (expense) income	(8,203)	21,700
TOTAL OTHER (EXPENSE) INCOME, NET	(14,297)	16,217

LOSS BEFORE INCOME TAX	(3,272,217)	(1,493,580)
INCOME TAX CREDITS	307,108	86,981
NET LOSS	(2,965,109)	(1,406,599)

Revenue

We primarily generate our revenue by providing customized software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and “white-label” software design and development services to our creators and customers. We recognize all our revenue on a gross basis, comprising (i) customized software solution; (ii) white label software; and (iii) subscription services.

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Our total revenues decreased by approximately US$527,637 or 44.1% to approximately US$669,929 for the six months ended June 30, 2026 from approximately US$1,197,566 for the six months ended June 30, 2025. Such decrease was mainly attributable to the decrease in white label software services of approximately US$487,013 and decrease in customized software solution services by approximately US$46,216. Details of further explanation were discussed below.

(i)	Revenue by product categories

	Six months ended June 30,
	2025		2026
	US$	%	US$	%
Customized software solutions	627,753	52.4%	581,537	86.8%
White label software	487,013	40.7%	—	—
Subscription services	82,800	6.9%	88,392	13.2%
Total	1,197,566	100.0%	669,929	100.0%

Customized software solutions

For the six months ended June 30, 2025 and 2026, revenue generated from our provision of customized software solutions accounted for approximately 52.4% and 86.8% of our total revenues, respectively. We provide customized software solutions based on customers’ specifications. The decrease in the revenues from customized software solutions by US$46,216 or 7.4% from US$627,753 for the six months ended June 30, 2025 to US$581,537 for the six months ended June 30, 2026 was principally due to the decrease in demand as government subsidies were reduced to SMBs for enhancing operations through ERP system acquisitions.

White label software

For the six months ended June 30, 2025 and 2026, revenue generated from our provision of white label software accounted for approximately US$487,013 or 40.7% and nil of our total revenues, respectively. We provide self-developed software as “White label” products to our customers. White label software is software that is sold unbranded, that their own branding can be added and then the software can be resold by accessing to the software as if the corporate customers developed it. The decrease in the revenues in white label software by US$487,013 or 100.0% from US$487,013 for the six months ended June 30, 2025 to nil for the six months ended June 30, 2026. The decrease was primarily attributable to uncertainty in the global economy, which made customers more cautious about discretionary spending. As a result, customers were less willing to allocate budgets to developing or implementing white-label software, and we did not generate revenue from this service during the six months ended June 30, 2026.

Subscription services

For the six months ended June 30, 2025 and 2026, revenue generated from the provision of subscription services accounted for approximately US$82,800 or 6.9% and US$88,392 or 13.2% of our total revenues, respectively. We provide SaaS digital business management software subscription services, which include the right to use the software and continuous technical support services to SMBs. Increase in the revenue from subscription services by US$5,592 or 6.8% from US$82,800 for the six months ended June 30, 2025 to US$88,392 for the six months ended June 30, 2026 which was principally contributed to subscription revenue from new customers and our retention of existing customers during the period.

Cost of revenues

	Six months ended June 30,
	2025		2026
	US$	%	US$	%
Customized software solutions	62,268	15.2%	548,152	86.8%
White label software	297,305	72.5%	—	—
Subscription services	50,547	12.3%	83,318	13.2%
Total	410,120	100.0%	631,470	100.0%

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Cost of revenues mainly consists of amortization of intangible assets, subcontracting costs, IT personnel staff cost and rental of server. For the six months ended June 30, 2025 and 2026, cost of revenues was US$410,120 and US$631,470, respectively, increase in cost of revenues by US$221,350 or 54.0% is mainly due to the increase in amortization of intangible asset by US$142,129 from US$282,702 for the six months ended June 30, 2025 to US$424,831 for the six months ended June 30, 2026 which was resulted from the purchase of additional modules of the ERP system from third parties in late of 2025.

Gross profit

	Revenues	Cost of revenues	Gross profit	Gross profit margin	Revenues	Cost of revenues	Gross profit	Gross profit margin
Category	US$	US$	US$	%	US$	US$	US$	%
Customized software solutions	627,753	62,268	565,485	90.1%	581,537	548,152	33,385	5.7%
White label software	487,013	297,305	189,708	39.0%	—	—	—	—
Subscription services	82,800	50,547	32,253	39.0%	88,392	83,318	5,074	5.7%
Total	1,197,566	410,120	787,446	65.8%	669,929	631,470	38,459	5.7%

For the six months ended June 30, 2025 and 2026, gross profit was US$787,446 and US$38,459, respectively, and gross profit margin was 65.8% and 5.7%, respectively, of operating revenue.

For customized software solutions, the gross profit decreased by US$532,100 or 94.1% from US$565,485 for the six months ended June 30, 2025 to US$33,385 for the six months ended June 30, 2026. The decrease mainly due to decrease in revenue from customized software solutions service as the government’s subsidies were reduced to SMBs for enhancing operations through ERP system acquisitions and the significant increase in the amortization of the intangible assets resulting from the acquisition of new systems in 2025.

For white label software, the gross profit decreased by US$189,708 or 100.0% from US$189,708 for the six months ended June 30, 2025 to nil for the six months ended June 30, 2026. The decrease was primarily attributable to uncertainty in the global economy, which made customers more cautious about discretionary spending. As a result, customers were less willing to allocate budgets to developing or implementing white-label software, and we did not generate revenue from this service during the six months ended June 30, 2026.

For subscription service, the gross profit decreased by US$27,179 or 84.3% from US$32,253 for the six months ended June 30, 2025 to US$5,074 for the six months ended June 30, 2026. Such decrease mainly due to the significant increase in the amortization of the intangible assets resulting from the acquisition of new systems in 2025.

Operating expenses

	Six months ended June 30,
	2025	2026	Increase/(decrease)
	US$	US$	US$	%
Marketing development expenses	2,172,328	921,054	(1,251,274)	(57.6)%
Staff costs and employee benefits	1,157,415	72,654	(1,084,761)	(93.7)%
Rental and office expenses	46,969	29,754	(17,215)	(36.7)%
Legal and professional fees	577,576	417,989	(159,587)	(27.6)%
Depreciation	14,517	14,458	(59)	(0.4)%
Others	76,561	92,347	15,786	20.6%
TOTAL OPERATING EXPENSES	4,045,366	1,548,256	(2,497,110)	(61.7)%

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Operating expenses includes selling expenses and administrative expenses for the daily operations of the Company. For the six months ended June 30, 2025 and 2026, total operating expenses were US$4,045,366 and US$1,548,256, respectively. The decrease of operating expenses by US$2,497,110 or 61.7% was mainly due to decrease in marketing development expenses, staff costs and employee benefit and legal and professional fees for the six months ended June 30, 2026. (i) Decrease in marketing development expenses by US$1,251,274 as the Company explored the new market in Asia and South Asia including Japan, Vietnam, Cambodia, etc for the six months ended June 30, 2025, (ii) decrease in staff costs and employee benefit by US$1,084,761 or 93.7% from US$1,157,415 for the six months ended June 30, 2025 to US$72,654 for the six months ended June 30, 2026 due to the share award to Mr. Shek Kin Pong, the Controlling Shareholder, of US$880,000 and the salary increment due to inflation for the six months ended June 30, 2025, (iii) decrease in legal and professional fees by US$159,587 or 27.6% from US$577,576 for the six months ended June 30, 2025 to US$417,989 for the six months ended June 30, 2026 was mainly due to the consultancy and advisory fee for technology development and product innovation for US$352,000 incurred during the six months ended June 30, 2025.

Other (expense) income, net

For the six months ended June 30, 2025 and 2026, total other expenses, net was US$14,297 and total other income, net was US$16,217, respectively. The other (expenses) income, net mainly represented the interest income and investment loss for investment and interest expense on bank borrowings. Increase in other expenses to other income is mainly due to increase in the gain in foreign exchange as the appreciation of US$ against HK$.

Income tax

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

Victory Hero is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Wching HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$255,000), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$255,000). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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PRC

Wching SZ is incorporated in PRC and is subject to the Enterprise Income Tax Law of Mainland China and its implementation rules, enterprises are generally subject to an enterprise income tax (“EIT”) rate of 25%. However, certain qualified enterprises that meet the criteria as small low-profit enterprises may be eligible for preferential tax treatment. Pursuant to the preferential tax policies for small low-profit enterprises issued by the PRC government, for the period from January 1, 2023 to December 31, 2027, the portion of annual taxable income of a qualified small low-profit enterprise not exceeding RMB3 million is eligible for a reduced effective tax rate. Specifically, 25% of such taxable income is deemed taxable and subject to the reduced EIT rate of 20%, resulting in an effective tax rate of 5% on that portion of taxable income.

Our income tax for the six months ended June 30, 2025 and 2026, was income tax credit of US$307,108 and US$86,981, primarily due to the increase in deferred tax credit derived from the tax losses. Our effective tax rates were 9.4% and 5.8% for the six months ended June 30, 2025 and 2026, respectively.

Net loss

Our net loss for the six months ended June 30, 2025 and 2026, was US$2,965,109 and US$1,406,599, respectively. Decrease in net loss was mainly due to the predominantly the decrease in our overall operating cost in 2026.

Liquidity and Capital Resources

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of
	December 31, 2025	June 30, 2026
	US$	US$
ASSETS	(Audited)
Current assets:
Cash and cash equivalents	2,805,408	3,105,823
Accounts receivable, net	805,966	1,061,948
Deposits, prepayments and other receivables, net	2,150,932	993,680
Total current assets	5,762,306	5,161,451

Current liabilities:
Accruals and other payables	265,481	144,528
Contract liabilities	106,042	230,436
Deferred government subsidy	38,656	38,355
Bank borrowings	415,947	395,270
Lease liabilities	57,653	58,032
Amount due to a director	319,688	694,813
Tax payables	52,300	51,893
Total current liabilities	1,255,767	1,613,327

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers for provision of cloud-based SaaS services from subscription and customized software solutions which are recorded net of allowance for the Company’s expected credit loss. The Company generally grant credit terms of 90 days to the clients. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit loss. Accounts receivables are written off after all collection efforts have ceased. As of December 31, 2025, accounts receivables were aged within two year and allowance for expected credit losses provided was US$308,071. As of June 30, 2026, accounts receivable were aged within two years and allowance for expected credit losses provided was US$394,045.

Our accounts receivable balance increased by US$255,982, or 31.7% from US$805,966 as of December 31, 2025 to US$1,061,948 as of June 30, 2026. The increase was primarily attributable to the longer collection period for outstanding receivables during the six months ended June 30, 2026.

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Deposits, prepayments and other receivables, net

Our deposits, prepayments and other receivables, net as of June 30, 2026 decreased by approximately US$1,157,252 or 53.8% from approximately US$2,150,932 as of December 31, 2025 to approximately US$993,680 as of June 30, 2026, mainly due to prepayment for the Company’s rebranding and market development expenses for Asia and South Asia market in 2025.

Amount due to a director

		As of
Name	Relationship	December 31, 2025	June 30, 2026
		US$	US$
Mr. Shek Kin Pong	Director and Controlling Shareholder of the Company	(319,688)	(694,813)
		(319,688)	(694,813)

The balance with the director of due to US$319,688 and US$694,813 as of December 31, 2025 and June 30, 2026, respectively, represented the fund transfer from Mr. Shek Kin Pong, the director and Controlling Shareholder of the Company, for the operations of related companies. The balances as of December 31, 2025 and June 30, 2026 with the director are unsecured, interest free with no specific repayment terms and non-trade nature.

Bank borrowings

Bank borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in statements of operations over the period of the borrowings using the effective interest method. All bank borrowings were classified as short term due to repayment on demand clauses attached on the borrowings. As of December 31, 2025 and June 30, 2026, the bank borrowings were approximately US$415,947 and US$395,270, respectively. The decrease was due to the repayment of bank borrowings during the period.

Accruals and other payables

Accruals and other payables primarily include accrued staff costs, accrued professional fee, payables for rental of server for the software a product that the Group is offering and other accrual and payable for the operation of the ordinary course of business.

Our accruals and other payables as of June 30, 2026 decreased by approximately US$120,953 or 45.6% from approximately US$265,481 as of December 31, 2025 to approximately US$144,528 as of June 30, 2026, mainly due to the decrease of accrued professional fee for of the audit fee for reporting purpose.

Deferred government subsidy

The balance represented the government subsidy of approximately US$38,355 received from the Hong Kong Government during the year ended December 31, 2022, in relation to the Dedicated Fund on Branding, Upgrading and Domestic Sales (“BUD Fund”) (Free Trade Agreement (“FTA”) Program) in Hong Kong which aims to fund projects and activities to assist Hong Kong enterprises in developing brands, upgrading and restructuring operations and promoting sales in the FTA economies, so as to enhance their competitiveness and facilitate their business development in the FTA economies. Such amount was recognized in the unaudited condensed consolidated balance sheets as deferred government subsidy due to the conditions attached in the BUD Fund have not been fulfilled as of December 31, 2025 and June 30, 2026.

Lease liabilities

Our lease liabilities represented the current portion of our non-cancellable lease agreement of our corporate office in Hong Kong, and were reduced by amortization charge and lease payments were made, respectively.

Decrease in lease liabilities by approximately US$29,229 or 27.3% as of June 30, 2026 from approximately US$106,978 as of December 31, 2025 to approximately US$77,749 as June 30, 2026 was due to the payment of lease during the six months ended June 30, 2026.

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Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer or other conditions under the terms of a service contract. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied. As of December 31, 2025 and June 30, 2026, the Company recorded contract liabilities of US$106,042 and US$230,436, respectively. Increase in our contract liabilities by approximately of US$124,394 or 117.3% as of June 30, 2026 was primarily due to the Company received customers in advance more than the recognition of revenues because of completion of performance obligations during the six months ended June 30, 2026.

Cash Flows

Our use of cash primarily related to operating activities. We have historically financed our operations primarily through our cash flow generated from our operations and advances from related parties.

The following table summarizes our cash flows for the years indicated:

	Six Months Ended June 30,
	2025	2026
	US$	US$
Net cash used in operating activities	(8,855,965)	(152,881)
Net cash used in investing activities	(766,093)	—
Net cash generated from financing activities	9,449,231	354,448
Net (decrease) increase in cash and cash equivalents	(172,827)	201,567
Cash and cash equivalents at beginning of period	250,312	2,805,408
Effect of foreign exchange differences	(5,947)	98,848
Cash and cash equivalents at end of period	71,538	3,105,823

Cash flows used in operating activities

During the six months ended June 30, 2025 and 2026, the cash inflows from our operating activities were primarily derived from the revenues generated from our provision for customized software solutions, white label software and subscription services; whereas the cash outflows for our operating activities mainly comprised staff cost and employee benefits, subcontracting costs, marketing development expenses, and other operating expenses including rental and office expenses and legal and professional fees.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-cash items, such as depreciation and amortization of intangible assets, and effects of changes in operating assets and liabilities such as increase or decrease in accounts receivable, deferred tax assets, prepayments, accruals and other payables, deferred government subsidy, contract liabilities and deferred tax liabilities.

For the six months ended June 30, 2025, our net cash used in operating activities was US$8,855,965, which primarily arising from our net loss from operation of approximately US$2,965,109, as adjusted from non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly consisted of (i) depreciation of property and equipment of US$20,069; (ii) amortization of intangible assets of US$282,702; (iii) investment loss of US$276 and (iv) share-based payment of US$1,232,000. Changes in operating assets and liabilities mainly include (i) the increase in accounts receivable by US$617,428 due to the settlement of accounts receivable from the customers during the period less than the increase in accounts receivable; (ii) increase in deposits, other receivables and prepayments of US$6,081,175 as the Company made prepayments for rebranding and market survey in Asia and South Asia and acquisition of intangible assets, (iii) decrease in accruals and other payables of US$295,691 mainly due to settlement of accrued professional fee of audit fee, and (iv) the increase in deferred tax assets and the decrease in deferred tax liabilities of US$113,592 and US$192,665 respectively mainly due to the temporary differences of depreciation, amortization of intangible assets and tax losses and (v) decrease in contract liabilities of US$125,352 due to decrease in receipt from the customers during the six months ended June 30, 2025.

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For the six months ended June 30, 2026, our net cash used in operating activities was US$152,881, which primarily arising from our net loss from operation of approximately US$1,406,599, as adjusted from non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly consisted of (i) depreciation of property and equipment of US$19,895; (ii) amortization of intangible assets of US$424,831; (iii) investment loss of US$89, (iv) share-based payment of US$146,667 and (v) provision of expected credit loss of US$88,587. Changes in operating assets and liabilities mainly include (i) the increase in accounts receivable by US$344,569 due to the longer collection period for outstanding receivables during the six months ended June 30, 2026; (ii) decrease in deposits, other receivables and prepayments of US$1,010,585 as the Company made prepayments for rebranding and market survey in Asia and South Asia and acquisition of intangible assets in period of 2025, (iii) decrease in accruals and other payables of US$120,953 mainly due to settlement of accrued professional fee of audit fee, and (iv) the decrease in deferred tax liabilities of US$95,808 mainly due to the temporary differences of depreciation, amortization of intangible assets and tax losses and (v) increase in contract liabilities of US$124,394 due to increase in receipt from the customers during the six months ended June 30, 2026.

Cash flows used in investing activities

Our cash flows used in investing activities primarily consisted of (i) the purchases of intangible assets;

For the six months ended June 30, 2025, net cash used in investing activities was approximately US$766,093, mainly arising from purchase of intangible assets of approximately US$766,093 which represented the ERP software acquired from a third party during the period.

Cash flows generated from financing activities

Our cash flows generated from (used in) financing activities primarily consisted of (i) repayment of bank borrowings; (ii) advances from a director; (iii) repayment to a director; and (iv) repayment to related parties.

For the six months ended June 30, 2025, net cash generated from financing activities was approximately US$9,449,231, mainly arising from (i) proceeds from private placement of US$9,727,011 and offset by repayment to a director of approximately US$260,416; and (ii) repayment for bank borrowings of approximately US$17,364.

For the six months ended June 30, 2026, net cash generated from financing activities was approximately US$354,448, mainly arising from advance from a director of US$375,125 and offset by repayment for bank borrowings of approximately US$20,677.

Cash Flow Sufficiency

In order to meet the debt obligations and operating needs of our business, our management expects to satisfy the cash flow needs through (i) maintaining stable relationships with banks in order to renew the bank borrowings upon maturity or to arrange for additional banking facilities for use when necessary; (ii) maintaining stable cash inflows and avoiding breaching any debt covenants attached in the existing bank borrowings which has original maturity of eight years; (iii) closely monitoring the collection status of accounts receivable and actively following up with our customers for settlements; (iv) raising capital pursuant to a private placement or public offering; (v) diversifying and broadening our customer base to avoid reliance on particular customers and to expand our sources of revenue and cash flow; (vi) effectively managing accounts payable and negotiating for longer credit periods from suppliers, when necessary; (vii) obtaining financial support from our Controlling Shareholder and investors to meet short-term operating expenses; and (viii) continuing to focusing on improving operational efficiency and cost reductions and enhancing efficiency.

On August 28, 2026, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to issue and sell, in a best-efforts offering, a total of 50,000,000 Class A ordinary shares at the price of $0.15 per Class A Ordinary Share for gross proceeds of $7.5 million. This offering closed on August 31, 2026. The Company believes that, taking into consideration the present available banking facilities and internal financial resources we have, including the current levels of cash and cash flows from operations, and the measures mentioned above, will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this report.

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Commitments

Operating lease commitment as a lessee

The maturity analysis of the Company’s undiscounted non-cancellable operating lease obligations as of June 30, 2026 is as follows:

Operating leases
US$
Year ending June 30, 2027	59,364
Year ending June 30, 2028	19,788
Total undiscounted lease obligations	79,152
Less: imputed interest	(1,403)
Lease liabilities recognized in the unaudited condensed consolidated balance sheet	77,749

Capital commitments

As of December 31, 2025 and June 30, 2026, our Group did not have any capital commitments.

Capital Expenditure

Historical capital expenditures

Our capital expenditures during the six months ended June 30, 2025 and 2026 were mainly related to the addition of intangible asset of approximately US$630,123 and US$766,093, respectively. We principally funded our capital expenditures through cash flows from operations and borrowings during the six months ended June 30, 2025 and 2026.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances and accounts receivable.

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of approximately US$102,000 if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025 and June 30, 2026, bank balances of US$5,470 and US$305,823, respectively, maintained at financial institutions in Hong Kong were insured by the Hong Kong Deposit Protection Board.

Accounts receivable

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally do not require collateral or other securities from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit loss primarily based upon the aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends. Since minimum credit risk was noted for accounts receivable as at December 31, 2025 and 30 June, 2026. As of December 31, 2025 and June 30, 2026, accounts receivable were aged within two years, respectively, and allowances for expected credit loss of US$308,071 and US$394,045, respectively were provided.

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Customer concentration risk

For the six months ended June 30, 2025, two customers accounted for 40.7% and 12.9% of our total revenues. For the six months ended June 30, 2026, three customers accounted for 47.7%, 24.8% and 14.3% of our total revenues. No other customer accounts for more than 10% of our revenues for the six months ended June 30, 2025 and 2026, respectively.

As of December 31, 2025, four customers accounted for 26.5%, 14.6%, 13.8% and 10.2% of the total balance of accounts receivable. As of June 30, 2026, three customers accounted for 20.1%, 11.1% and 10.5% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of December 31, 2025 and June 30, 2026, respectively.

Interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s bank borrowings and cash and cash equivalents. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

The reporting currency of the Company is US$. To date the majority of the revenues and costs are denominated in HK$ and a significant portion of the assets and liabilities are denominated in HK$. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including through operations and financial support from our Controlling Shareholder, financial institutions, and investors. We are continuing to focus on improving operational efficiency and cost reductions and enhancing efficiency, as well as servicing of financial obligations: this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. Our ability to continue as a going concern is dependent upon obtaining the necessary financing or negotiating the terms of the existing short-term liabilities to meet our current and future liquidity needs.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our operating revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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